FOIA Confidential Treatment Requested by Citigroup Inc.

September 26, 2013

VIA EDGAR CORRESPONDENCE

Suzanne Hayes

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-7553

Re:	Citigroup Inc. (Citigroup or Citi)

Form 10-Q for the Quarterly Period Ended June 30, 2013 (Second Quarter 2013 Form 10-Q)

Filed August 2, 2013

File No. 001-09924

Dear Ms. Hayes:

Enhancement of Citigroup’s disclosures is an objective that we share with the staff (Staff) of the Securities and Exchange Commission (SEC) and one that we consider in all of our filings. This letter sets forth the responses of Citigroup to the comments of the Staff contained in the Staff’s letter dated September 12, 2013.

For your convenience, the text of the Staff’s comment is set forth in bold below, followed by our response.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Citigroup Residential Mortgages – Representations and Warranties, page 72

1.	We note your disclosure regarding the June 28, 2013 agreement you reached with Fannie Mae to resolve potential future repurchase claims for breaches of representations and warranties on 3.7 million residential first mortgage loans sold to Fannie Mae that were originated between 2000 and 2012. Please file the agreement.

Upon entry of the agreement with Fannie Mae on June 28, 2013, Citi considered whether the agreement needed to be filed with the SEC. For the reasons discussed below, Citi concluded and continues to believe that the agreement is not quantitatively or qualitatively material and thus is not required to be filed under Item 601(b)(10) of Regulation S-K or otherwise.

As Citi disclosed in its Second Quarter 2013 Form 10-Q, the Fannie Mae agreement resolved potential future repurchase claims for breaches of representations and warranties on a population of residential first mortgage loans sold to Fannie Mae that were originated between 2000 and 2012 (Covered Loans). Citi was required to pay Fannie Mae $968 million under the agreement, of which $913 million was paid upon entering the agreement and $55 million had previously been paid (i.e., the $968 million was to be net of repurchases already made through the date of settlement). Of the $913 million paid upon entering the agreement, as disclosed, substantially all of this amount was covered by Citi’s existing mortgage repurchase reserves as of March 31, 2013. In other words, substantially all of the financial impact of the payment amount had been previously reflected in Citi’s financial results over the prior quarters/years. In connection with the agreement, Citi increased its mortgage repurchase reserve by only $57 million (pre-tax) during the second quarter of 2013, which represented 0.9% of net income, or $0.012 per diluted share, for the quarter. Accordingly, the agreement did not have a material impact on Citi’s financial condition or results of operations.

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FOIA Confidential Treatment Requested by Citigroup Inc.

In addition, as Citi disclosed in its Second Quarter 2013 Form 10-Q, the agreement with Fannie Mae resolved potential future repurchase claims on the Covered Loans. Unlike recent agreements entered into by Fannie Mae and one of Citi’s peers, Citi’s Fannie Mae agreement did not settle outstanding repurchase claims by Fannie Mae, or a “pipeline” of existing claims. Citi has had a well-established history and robust process with Fannie Mae for promptly resolving outstanding repurchase claims. Rather, the agreement resolved potential repurchase claims for loans that the parties would have resolved in future periods, which is consistent with the fact that the payment under the agreement was covered by existing mortgage repurchase reserves. The parties entered into the agreement in large part to address the administrative and operational costs, on both sides, associated with negotiating and resolving mortgage repurchase claims over future periods.

In determining whether it was necessary to file the Fannie Mae agreement, Citi considered that it had already publicly disclosed the significant terms and limited financial impact of the agreement, including the population of loans and types of claims covered by the agreement as well as Citi’s belief that it is currently adequately reserved for the loans not covered by the agreement. These terms, along with the mere fact that the resolution with Fannie Mae ended the ongoing uncertainty surrounding the timing of resolution of these matters with Fannie Mae, are what Citi believes was and is significant to its investors. The provisions of the agreement, including (but not limited to) any ongoing provisions, are largely administrative in nature and are not material. As a result, the agreement does not contain any terms that a reasonable investor would consider significant in making an investment decision. To further illustrate this point, we have provided to the Staff the Fannie Mae agreement under separate cover as supplemental information pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.

In summary, the agreement referenced by the Staff is not material to Citi, nor do we believe to our investors, and thus Citi does not believe it is necessary or required to file the agreement.

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FOIA Confidential Treatment Requested by Citigroup Inc.

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In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Julie Bell Lindsay

____________________

Julie Bell Lindsay

General Counsel, Capital Markets and Corporate Reporting, Legal

cc: John Gerspach

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